Ares Acquisition Corporation II

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

April 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ronald E. Alper and Pam Howell

Re:	Ares Acquisition Corp II

Registration Statement on Form S-1

Filed March 29, 2023

File No. 333-270951

Ladies and Gentlemen:

This letter sets forth responses of Ares Acquisition Corporation II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 6, 2023, with respect to the above referenced Registration Statement on Form S-1 filed by the Company on March 29, 2023 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed March 29, 2023

General

1.

Staff’s comment: We note the disclosure on the prospectus cover page and elsewhere that “the funds held in the trust account will not be released from the trust account until the earliest to occur of: (i) the completion of our initial business combination or earlier in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination....” (emphasis added.) Section 102.06 of the NYSE Listed Company Manual states that “at least 90% of the proceeds ... will be held in a trust account controlled by an independent custodian until consummation of a business combination.” It is unclear how the release of funds earlier than consummation could comport with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on cover page, page 1 and pages 23, 27, 30, 50, 89, 116, 117, 128, 141, 150 and 152 of the Amended Registration Statement accordingly.

2.

Staff’s comment: Please reconcile the risk factor on page 80 that you “are not registering the issuance of Class A ordinary shares that are issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time” with the fee table, which reflects the registration of the common stock underlying the warrants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80 and 81 of the Amended Registration Statement accordingly.

Risk Factors, page 41

3.

Staff’s comment: We reissue comment 4. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

•	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

•	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

•	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and has added a risk factor regarding the excise tax on pages 40, 64 and 65 of the Amended Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Monica J. Shilling at (310) 552-4355, Philippa Bond at (310) 552-4222 and Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Anton Feingold
Anton Feingold

VIA E-MAIL

cc:	Monica J. Shilling, P.C.

Philippa Bond, P.C.

Christian Nagler, P.C.

Tamar Donikyan

H. Thomas Felix

Kirkland & Ellis LLP

Paul D. Tropp

Ropes & Gray LLP

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